Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-09183

Date: December 14, 2021

Harley-Davidson and LiveWire Employee Note

To: Harley-Davidson Team + LiveWire Team

From: Jochen Zeitz

Date: December 13, 2021

Subject: LiveWire to Become a Publicly Traded Company

Team H-D and Team LiveWire

I’m excited to share a landmark development in our decade-plus EV journey that marks a new chapter in Harley-Davidson’s legacy.

This morning, we announced that we are taking LiveWire public by merging the business with AEA- Bridges Impact Corp. (“ABIC”) a special purpose acquisition company (“SPAC”) listed on the New York Stock Exchange (“NYSE”). Once the transaction is complete, Harley-Davidson will retain an approximately 70% ownership stake in LiveWire, with the rest of the company being held by outside investors. As part of the transaction, Harley-Davidson will make a $100 million strategic investment in

LiveWire. KYMCO, a Taiwan-based leading manufacturer of motorcycles, scooters and sport vehicles, will also be making a $100m strategic investment into the new entity.

Following completion of the transaction, which we expect to be finalized during the first half of 2022, LiveWire will become a separate publicly traded company on the NYSE.

Together, Harley-Davidson, ABIC and KYMCO believe in the future of LiveWire as a dedicated electric company with the ability to capture growth and lead in the EV industry.

This transaction will allow Harley-Davidson to focus on other core elements of the Hardwire and give LiveWire the dedicated resources and agility needed to continue to pioneer the EV industry, with a focus on the pursuit of urban adventure and beyond. LiveWire will continue to be part of the Harley-Davidson family through our majority ownership, in addition to our continued manufacturing relationship.

What’s also important, is that Harley-Davidson will benefit in the long run from the advancement of EV technology and the increase in demand for EV, that we expect to see continue.

LiveWire is, and always will be, part of the lineage of Harley-Davidson, and carries the heritage and DNA of the most desirable motorcycle brand in the world. Livewire will use its unique position to revolutionize the motorcycle industry and lead the electrification of the sport. And while today’s EV technology is not advanced enough to allow integration into core Harley-Davidson products, the technology that LiveWire will pioneer, will help both brands in the long-term.

In addition to my role as Chairman, President and CEO of Harley-Davidson, I will also serve as Chairman and acting CEO of LiveWire. Ryan Morrissey will serve as President of LiveWire, continuing his leadership of our EV business.

My thanks go out to you all - getting to this point has taken significant dedication and hard work from our teams. When we launched the Hardwire, I was clear that EV would be a core pillar of focus, and today’s announcement demonstrates our commitment to leading in this space.

It is important to remember that the transaction will not complete until the first half of 2022, and today’s announcement is only the beginning of that journey. And while there are several steps that need to be completed before LiveWire becomes a public company, we are excited to share this milestone with you all.

Until formal completion of the transaction, Harley-Davidson and the LiveWire division will continue to operate as we do now and there will be no material changes to how we work together.

I’m sure many of you have questions – we have scheduled an employee webinar for tomorrow, Tuesday 14th December at 11:00 am CT for all Harley-Davidson and LiveWire employees - invite to follow.

Later this morning at 8:30am ET, we will host a public investor call to discuss the transaction. You are all welcome to join that call, in the same way that many of you join our quarterly results announcements.

Also, for additional detail, please watch the following video where Ryan and I talk about the transaction and the exciting future ahead for LiveWire and for Harley-Davidson.

Finally, this announcement may generate interest by the media or other third parties who may contact you in search of information. If this occurs, please direct any questions you receive to George Prassas (media) at George.Prassas@harley-davidson.com or Shawn Collins (investors) at Shawn.Collins@harley- davidson.com.

Thank you. Jochen

Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson, Inc. (“H-D”)’s, LiveWire EV, LLC (“LiveWire”)’s or AEA-Bridges Impact Corp. (“ABIC”)’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, LW EV Holdings, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between LiveWire EV, LLC (“LiveWire”) and AEA-Bridges Impact Corp. (“ABIC”) (the “Business Combination”), LW EV Holdings, Inc. (“HoldCo”) and ABIC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, Inc. (“H-D”), HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, LiveWire, HoldCo, ABIC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

H-D, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that ABIC and HoldCo intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.